Filed by Marshall & Ilsley Corporation

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Marshall & Ilsley Corporation

(Commission File No. 1-15403)

The following was made available to employees of Metavante Corporation.

Frequently Asked Questions

Metavante Corporation

May 29, 2007

The following FAQs reference the announcement that M&I has decided to separate Metavante into a new public company. This document is intended to provide a summary of the various benefits and other matters associated with this transaction. If there are any discrepancies between this summary and the specific provisions of Metavante plans, the plan language will prevail unless the exception is specifically addressed and noted in this document. You will receive complete information on all Metavante benefits as it becomes available.

General Benefits and Employment Questions

1.	What will happen to my years of service if I take a job at M&I after the closing date?

M&I and Metavante have worked to create what we believe to be an equitable plan for the transfer of service years between the two companies when an M&I employee decides to transfer to Metavante, or vice versa. The transfer of service years is dependant on when the employee transfers to the other company, in relation to the date the transaction closes.

•	Employees who transfer from M&I to Metavante, or vice versa, before the transaction closes will receive credit for all years of service.

Example: If an employee has 20 years at M&I and transfers to a position at Metavante one month before the spin-off transaction closes, Metavante will give credit for all 20 years of service.

•	Employees who transfer from M&I to Metavante, or vice versa, within five years after the transaction closes will be considered terminated from the company they leave, however they will receive credit at their new employer for all years of service up to the date the transaction closes. Service credit will not transfer for the time spent at either company after the transaction closes.

Example: If an employee has a total of 20 years at M&I and transfers to a position at Metavante two years after the spin-off transaction closes, Metavante will give the employee service credit for the 18 years accrued as of the date of the transaction. Service credit will not be given, however, for the two years following the date of the transaction. The employee’s records at Metavante, therefore, would reflect a total of 18 years of service.

•	For employees who terminated before the transaction date, service credit will be granted as long as the employee has not incurred a five-year or greater break in service with either company.

•	Employees who transfer from M&I to Metavante, or vice versa, after five years following the close of the transaction will be considered “new hires” and no years of service credit will transfer.

Example: If an M&I employee has a total of 20 years at M&I and transfers to a position at Metavante six years after the spin-off transaction closes, the employee would be considered a new hire and no years of service credit would transfer.

2.	Will Metavante employees still be able to apply for jobs at M&I and vice versa?

M&I and Metavante employees will be able to apply for jobs at the other company. Once the transaction closes, however, no formal posting program will exist between the two companies. In the long term and beyond the separation of the two companies, both M&I and Metavante will remain employers of choice. Employees are encouraged to apply to either company based on open positions and the employee’s individual career interests.

3.	What will happen to my M&I Retirement plan? Will we be given the options of keeping our 401K with M&I, rolling it into Metavante’s plan, or cashing it out?

At the time of closing, all assets within your retirement account balance will be transferred to the new Metavante Retirement program. This transfer will not create a qualifying event allowing for any account distribution under applicable IRS rules. To the extent that employees hold shares in the Marshall & Ilsley Corporation stock purchase plan, shares will be converted into shares of both M&I and Metavante. Additional information pertaining to the conversion of the Marshall & Ilsley Corporation stock held in the M&I Retirement Program will be provided when this information becomes available.

4.	Will the five-year vesting schedule for the profit sharing plan change? I’ve heard in some cases like this that everyone is vested at the time of the split.

This transaction will not create a situation for accelerating vesting. You will retain the credited service you have today toward vesting once the separation of the two companies occurs. Again, decisions and details related to the new Metavante retirement plan will be forthcoming.

5.	Will we still receive the banking perks we currently get, such as free checking for direct depositors and free check reorders?

M&I Bank has recently communicated that the banking and investment services currently offered to Metavante employees through M&I Bank will remain available in the current form. For more detailed information on M&I Banking services available to Metavante employees, please visit inSite under Miscellany>Metavante Employee Perks>M&I Banking and Investment Perks.

Stock Questions

1.	How will the stock conversion work?

For every three shares of Marshall & Ilsley Corporation stock owned, shareholders will receive:

•	three shares of new Marshall & Ilsley Corporation stock, and

•	one share of new Metavante Technologies, Inc. stock.

For example, if a shareholder owns 100 shares of Marshall & Ilsley Corporation stock, when the transaction closes, the shareholder will receive 33 shares of new Metavante Technologies, Inc. stock (and cash in lieu of fractional shares) and 99 shares of new Marshall & Ilsley Corporation stock.

Additional details regarding the exchange of the M&I shares are outlined in the proxy statement that will be provided to all M&I shareholders.

2.	Based on an anticipated closing in Fourth Quarter of 2007, how is the current M&I Employee Stock Purchase Plan (ESPP) affected?

As we know, the upcoming M&I ESPP plan year runs from July 2, 2007, to June 30, 2008, with no changes to the plan prior to the closing date, on which Metavante will become a separate public company. Shares of M&I common stock will continue to be purchased for participants at 85% of the closing price of the stock on the last business day of each calendar quarter preceding the date of the separation. Any contributions made during the quarter containing the separation date will be refunded.

For all participants, existing shares will be converted into shares of both new Marshall & Ilsley Corporation and new Metavante Technologies, Inc. stock at the time of the separation as described above.

3.	What are the details of the new Metavante ESPP Plan and when will it begin?

While we expect to have a New Metavante Employee Stock Purchase Plan, final plan design decisions have not yet been made at this time. We expect that the new Metavante ESPP will be offered upon the effective date of the transaction and that eligible Metavante employees will be offered the opportunity to purchase shares of new Metavante common stock at a discounted rate. More details of the new Metavante ESPP plan and enrollment for the first plan year will be provided as the separation date approaches.

4.	Will employees be receiving any kind of stock awards to celebrate this event?

Because of the type of legal transaction that is occurring, there will not be a companywide stock distribution for all employees at the time of separation. Although an Initial Public Offering (IPO) in some cases may offer these types of benefits, the announced sponsored spin-off is a different type of transaction in which all stock has been spoken for based on the agreement with Warburg Pincus to acquire 25 percent and M&I shareholders to own 75 percent of the shares of Metavante Corporation.

5.	Which stock will we be offered to purchase in the future once we become a public company? Metavante and M&I, or just Metavante?

We intend to develop Metavante programs that will allow employees to share in the success of the company. We anticipate introducing multiple programs for employee ownership, which in addition to the ESPP plan announced above, may be in the form of equity programs and retirement program contributions. Our commitment to employee ownership programs remains strong and we will continue to announce the details of these programs as they are available.

Compliance and Regulatory Questions

1.	What will change in Metavante’s regulatory landscape when we become a public company?

Today, as a subsidiary of M&I, Metavante’s primary federal regulator is the Federal Reserve Bank of Chicago (Fed). After the closing date, the Fed will no longer oversee Metavante; however, Metavante will become subject to regulation by the Federal Trade Commission (FTC). Unlike the Fed, the FTC does not conduct examinations of the companies it supervises, but it does investigate specific customer complaints about those companies.

Metavante is enhancing its existing compliance and ethics programs to meet FTC and other federal guidelines for a public company. Metavante is also reviewing regulatory aspects for its existing products and services to validate any other emerging regulatory requirements that Metavante was not subject to as part of a bank holding company. Many identified and required aspects for a compliance and ethics program were already in place before the transaction announcement, and projects to complete the necessary enhancements are underway.

Metavante’s oversight by the Federal Financial Institutions Examination Council (FFIEC) will not change. The majority of Metavante’s clients will continue to be financial institutions that are regulated by the regulatory agencies that make up the FFIEC. Therefore, the FFIEC will continue to supervise Metavante and conduct periodic FFIEC examinations of the company.

Clients need Metavante to provide them with products and services that enable them to comply with applicable laws and regulations. Therefore, attention to compliance issues in designing new products and enhancements remains an ongoing factor of our success.

Other Questions

Where can I send feedback regarding the existing policies or suggestions for benefits after the split?

All suggestions for new Metavante benefits offerings can be directed to the Metavante E-News mailbox at Metavante.E-News@Metavante.com. Suggestions sent to this box will be given to the appropriate HR teams for review.

In connection with the proposed transaction, Metavante Holding Company has filed a registration statement on Form S-4 (Registration No. 333-143143) with the Securities and Exchange Commission (“SEC”). The registration statement contains a preliminary proxy statement/prospectus-information statement relating to the proposed transaction. Investors are urged to carefully read the definitive proxy statement/prospectus-information statement and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to get the proxy statement/prospectus-information statement and all relevant documents filed by Marshall & Ilsley Corporation or Metavante Holding Company with the SEC free of charge at the SEC’s Website, www.sec.gov, or from Marshall & Ilsley Shareholder Relations at 770 North Water Street, Milwaukee, WI, 53202, 1-800-642-2657.

The directors, executive officers, and other members of management and employees of Marshall & Ilsley Corporation may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the proposed transactions. Information concerning persons who may be considered participants in the solicitation of Marshall & Ilsley Corporation’s shareholders under the rules of the SEC is set forth in public filings by Marshall & Ilsley Corporation with the SEC, in Marshall & Ilsley’s Proxy Statement on Schedule 14A, filed with the SEC on March 13, 2007 and in the definitive proxy statement/prospectus-information statement when it becomes available.

Metavante Files with the SEC to Become a Public Company

May 29, 2007

It’s been over six weeks since we announced plans to separate from M&I into an independent public company. Last week, we met a major milestone in becoming an independent company with the filing of the registration statement (Form S-4) with the U.S. Securities and Exchange Commission (SEC). The registration statement contains the document that will serve as the required public disclosure in connection with the vote of M&I shareholders to approve the separation, and with respect to the new shares of Metavante issued to holders of M&I stock. In the Form S-4, Metavante discloses detailed information about our company, including an explanation of risk factors, financial statements certified by independent accountants, executive compensation, and descriptions of the securities we plan to register.

As part of the proposed transaction, a holding company will be created to effect the reorganization and sponsored spin-off. The holding company, to be named Metavante Technologies, Inc., will become the publicly-traded entity for Metavante, subject to obtaining approval by the shareholders of Marshall & Ilsley and the other closing conditions described in the Form S-4. We will continue to be known throughout the industry and the market as Metavante Corporation, or simply as Metavante. We have been invited to list at the New York Stock Exchange (NYSE) under the symbol “MV.” We are excited about the potential to be listed on this prestigious exchange and plan to submit our application soon.

Until then, we would like to thank all of the employees who sent in suggestions and questions on future aspects of Metavante as a public company. We have developed a new series of FAQs that address many of these topics. You can find these latest FAQs on inSite under Human Resources>Spin-off FAQs.

The most important contribution that all of us can make for “MV” to become a reality is our continued focus on delivering the best products and services in our industry.

Frank Martire President and CEO	Mike Hayford Chief Operating Officer

In connection with the proposed transaction, Metavante Holding Company has filed a registration statement on Form S-4 (Registration No. 333-143143) with the Securities and Exchange Commission (“SEC”). The registration statement contains a preliminary proxy statement/prospectus-information statement relating to the proposed transaction. Investors are urged to carefully read the definitive proxy statement/prospectus-information statement and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to get the proxy statement/prospectus-information statement and all relevant documents filed by Marshall & Ilsley Corporation or Metavante Holding Company with the SEC free of charge at the SEC’s Website, www.sec.gov, or from Marshall & Ilsley Shareholder Relations at 770 North Water Street, Milwaukee, WI, 53202, 1-800-642-2657.

The directors, executive officers, and other members of management and employees of Marshall & Ilsley Corporation may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the proposed transactions. Information concerning persons who may be considered participants in the solicitation of Marshall & Ilsley Corporation’s shareholders under the rules of the SEC is set forth in public filings by Marshall & Ilsley Corporation with the SEC, in Marshall & Ilsley’s Proxy Statement on Schedule 14A, filed with the SEC on March 13, 2007 and in the definitive proxy statement/prospectus-information statement when it becomes available.